

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 22, 2014

<u>Via E-Mail</u>
David E. Rosewater, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

>   **Re: XenoPort, Inc.**
>   **Revised Preliminary Proxy Statement on Schedule 14A filed by**
>   **   Clinton Relational Opportunity Master Fund, L.P. et. al.**
>   **Filed April 16, 2014**
>   **File No. 000-51329**

Dear Mr. Rosewater:

We have reviewed your filing and have the following comments.

<u>Revised Preliminary Schedule 14A</u>

<u>Reasons for the Solicitation, page 8</u>

1.   We note your response to prior comment 3 from our April 15, 2014 comment letter. It is unclear how the difference between figures for net income (loss) and revenues represents the cash expenditures for the company. We note that these are accounting terms that are likely to include non-cash items. Please advise or revise.

<u>Proposal No. 3. Advisory Vote on Executive Compensation, page 13</u>

2.   We reissue prior comment 8 from our April 15, 2014 comment letter. We are unable to find support for the data included the supporting exhibit to your response. For example, while your supporting exhibit shows that Dr. Barrett received compensation of $3,185,894 in 2008, a review of the company's proxy statement filed on April 9, 2009 indicates that Dr. Barrett received compensation of $1,971,250 for fiscal year 2008. Please advise or revise.

3.   On a related note, the support your provided relating to the compensation received by certain directors appears to include certain compensation more than once. We note, for example, that the compensation received by Mr. Berns in 2006 includes $215,131 in compensation relating to option awards that appears to include option awards in 2006 and prior to 2006. Please revise your disclosure for Mr. Berns and every director referenced in our prior comment to clarify the foregoing or

revise the amount of compensation to include only the compensation received during the specific period your disclosure references.

Proposal No. 5. Bylaw Repeal Proposal, page 16

4.   Please revise your disclosure for this proposal to describe any disadvantages that could arise from its approval.

Proposal No. 13. Performance of Ernest Mario Since the 2013 Annual Meeting, page 25

5.   It appears that Mr. Mario no longer serves as chief executive officer of Capnia, Inc. Please revise.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions